

05-01-17


SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2005
WASH. D.C. 202 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 13 January 2005:

Profit warning from Sapa. Sapa informs that a mandatory offer on Sapa's share is expected.

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,


Gabriella Ekelund for

Magnus Wittbom
General Counsel

Enclosure



Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

Press Release

14 January 2005


RECEIVED
JAN 24 2005
SECTION

Profit warning from Sapa. Sapa informs that a mandatory offer on Sapa's share is expected.

Profit warning

The Sapa Group operating result for 2004 is expected not to exceed the operating result of 2003, which amounted to MSEK 640. The financial net, which for 2003 amounted to neg. MSEK 81, will be approximately neg. MSEK 120, primarily as a consequence of acquisitions during 2003.

In connection with year-end closing procedures, inventory valuation inaccuracies have been identified in the Swedish profile operation, which lead to a considerable decrease in the result for 2004. Together with additional restructuring costs in Sapa's operations in Portugal and the UK, this means that the operating result for 2004 for the Sapa Group is expected not to exceed the operating result for 2003.

Further information will be published in Sapa's Year End Report, 1 February 2005.

For further information, please contact Kåre Wetterberg, President and CEO, telephone: +46-8-459 59 43 or Stefan Thorheim, CFO, telephone: +46-8-459 59 17.

Mandatory offer on Sapa shares expected

Orkla ASA has, on January 10th 2005, informed about acquisition of the shareholding majority in Elkem ASA, which in turn holds approximately 73 per cent of the shares in Sapa AB. Sapa's board of directors deems, with the information at hand, that a mandatory offer, in accordance with Näringslivets Börskommittés Take-over Rules, would be required by Orkla in regard to all shares in Sapa.

For further information, please contact Magnus Wittbom, Group Vice President General Counsel, telephone: +46-8-459 59 64.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has a turnover of approximately 14 billion SEK, with 7,800 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com